Exhibit 21.1

List of Direct and Indirect Subsidiaries of Restoration Hardware Holdings, Inc.

Name	Jurisdiction of Incorporation

Restoration Hardware, Inc.	Delaware

Restoration Hardware Canada, Inc.	British Columbia, Canada

Restoration Hardware International Limited	Hong Kong

Restoration Hardware (Shanghai) Consulting Limited	People’s Republic of China

RHG Management, LLC	Maryland

The Michaels Furniture Company, Inc.	California